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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                (Amendment No. 4)
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            SCHEDULE 13D/A Under the Securities Exchange Act of 1934

                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                        Common Stock Class B Common Stock
                         $1.00 Par Value $1.00 Par Value

                        (Title of Classes of Securities)
             -------------------------------------------------------

                    126504208                    126504109

                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                         Eldorado Equity Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 26, 2002
             (Date of Event which Requires Filing of this Statement)

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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]


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


                                 SCHEDULE 13D/A

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CUSIP Nos.  126504109/126504208
---------------------------------------------

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     1        NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1572756
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  |X|

                                                                        (b)  [ ]
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS

                   OO
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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

                   N/A
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
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                    7      SOLE VOTING POWER  (See Item 5)

                           0
                  --------------------------------------------------------------
                    8      SHARED VOTING POWER (See Item 5)
NUMBER OF
SHARES                     9,639,326 Common Stock
BENEFICIALLY               1,017,061 Class B Common Stock
OWNED BY          --------------------------------------------------------------
EACH                9      SOLE DISPOSITIVE POWER (See Item 5)
REPORTING
PERSON WITH                0
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER (See Item 5)

                           9,639,326 Common Stock
                           1,017,061 Class B Common Stock
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,639,326 Common Stock
                   1,017,061 Class B Common Stock
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     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                             [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.16% of Common Stock
                   49.15% of Class B Common Stock
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     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
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


---------------------------------------------
CUSIP Nos.  126504109/126504208
---------------------------------------------

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     1        NAME OF REPORTING PERSON:  Eldorado Equity Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Pending
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  |X|

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

                   N/A
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
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                    7      SOLE VOTING POWER  (See Item 5)

                           0
                  --------------------------------------------------------------
                    8      SHARED VOTING POWER (See Item 5)
NUMBER OF
SHARES                     9,639,326 Common Stock
BENEFICIALLY               1,017,061 Class B Common Stock
OWNED BY          --------------------------------------------------------------
EACH                9      SOLE DISPOSITIVE POWER (See Item 5)
REPORTING
PERSON WITH                0
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER (See Item 5)

                           9,639,326 Common Stock
                           1,017,061 Class B Common Stock
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,639,326 Common Stock
                   1,017,061 Class B Common Stock
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.16% of Common Stock
                   49.15% of Class B Common Stock
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
--------------------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D amends the Schedule 13D dated April 19, 2001 of Level 3 Delaware Holdings, Inc., as amended by Amendment No. 1 dated May 4, 2001, Amendment No. 2 dated February 7, 2002 and Amendment No. 3 dated March 8, 2002 (the "Schedule 13D"). The amended Schedule 13D is filed to report that (i) Eldorado Equity Holdings, Inc., Level 3 Communications, Inc., the Company (as defined in the Schedule 13D), and Morgan Stanley & Co. Incorporated as representative of the several underwriters entered into an underwriting agreement with respect to the sale of shares of Common Stock (as defined in the Schedule 13D); and (ii) the filing by the Company of a registration statement on Form S-3 pursuant to rule 462(b) of the Securities Act of 1933, as amended (the "Securities Act"), to change the number of shares of Common Stock to be sold by Eldorado Equity Holdings, Inc. from up to 4,025,000 to up to 4,898,000 in an underwritten public offering.

     Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to each term in the Schedule D.

Item 4. Purpose of Transaction.

     The second paragraph of Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

     On February 8, 2002, the Company filed a registration statement on Form S-3 (SEC File No. 333-82366) (the "S-3 Registration Statement") with respect to the sale by Eldorado in an underwritten public offering of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriters' over-allotment option) as a result of the exercise of certain demand registration rights described below. On March 8, 2002, the Company filed an amendment to the S-3 Registration Statement to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,025,000 shares of Common Stock (including 525,000 shares of Common Stock subject to the underwriters' over-allotment option). On March 26, 2002, Eldorado, LTC, the Company and Morgan Stanley & Co. Incorporated, as representative of the several underwriters, entered into an underwriting agreement (the "Underwriting Agreement") pursuant to which Eldorado has agreed to sell 4,260,000 shares of Common Stock to the underwriters and has granted the underwriters an over-allotment option with respect to an additional 638,000 shares of Common Stock. On March 27, 2002, the Company filed a registration statement on Form S-3 pursuant to rule 462(b) of the Securities Act to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,898,000 shares of Common Stock (including 638,000 shares of Common Stock subject to the underwriters' over-allotment option). Pursuant to the terms of the Underwriting Agreement, the price at which the Common Stock initially will be sold to the public will be $36.00 per share, and Eldorado will receive proceeds (before expenses payable by Eldorado) from the sale of the Common Stock in the pubic offering of $34.02 per share. The filing of the registration statement and the amendments thereto and the Underwriting Agreement are consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company.

Item 5. Interest in Securities of the Company.

     Item 5(c) of the Schedule 13D is amended and restated to read in its entirety as follows:

     (c) On February 8, 2002, the Company filed the S-3 Registration Statement with respect to the sale by Eldorado in an underwritten public offering of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriters' over-allotment option) On March 8, 2002, the Company filed an amendment to the S-3 Registration Statement to increase the number of shares to be sold by Eldorado in an underwritten public offering to up to 4,025,000 shares of Common Stock (including 525,000 shares of Common Stock subject to the underwriters' over-allotment option). On March 26, 2002, Eldorado entered into the Underwriting Agreement pursuant to which Eldorado has agreed to sell 4,260,000 shares of Common Stock to the underwriters and has granted the underwriters an over-allotment option with respect to an additional 638,000 shares of Common Stock. Pursuant to the terms of the Underwriting Agreement, the price at which the Common Stock initially will be sold to the public will be $36.00 per share, and Eldorado will receive proceeds (before expenses) from the sale of the Common Stock in the pubic offering of $34.02 per share. The filing of the registration statement and the amendments thereto and the Underwriting Agreement are consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company.

     Except as described above, no transactions in the Common Stock or Class B Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended by adding the following:

     Eldorado, LTC, the Company and Morgan Stanley, as representative of the several underwriters, entered into the Underwriting Agreement, pursuant to which Eldorado has agreed to sell 4,260,000 shares of Common Stock to the underwriters and has granted the underwriters an over-allotment option with respect to an additional 638,000 shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is amended by adding the following:

10.4 Underwriting Agreement, dated March 26, 2002, by and among the Eldorado Equity Holdings, Inc., Level 3 Communications, Inc., Commonwealth Telephone Enterprises, Inc. and Morgan Stanley & Co. Incorporated, as the representative of the several underwriters named in Schedule I thereto.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2002

LEVEL 3 DELAWARE HOLDINGS, INC.

By: /s/ Neil Eckstein
    ------------------------------
    Name:  Neil Eckstein
    Title: Vice President


ELDORADO EQUITY  HOLDINGS, INC.

By: /s/ Neil Eckstein
    ------------------------------
    Name:  Neil Eckstein
    Title: Vice President